

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 28, 2009

via U.S. mail and facsimile

Mr. Arthur L. Goldberg
Chief Financial Officer
Clear Skies Solar, Inc.
200 Old Country Road, Suite 610
Mineola, NY

> **RE:** **Clear Skies Solar, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 27, 2009**
> **File # 000-53105**

Dear Mr. Goldberg:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. We may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note that you have not yet filed your Form 10-K for the fiscal year ended December 31, 2008. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q. Please tell us when you plan to file your delinquent periodic report.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant